Exhibit 99.167

DHX Media appoints Spin Master to distribute new Teletubbies toys; Family Jr. named Canadian broadcaster

HALIFAX, June 4, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has appointed global toy industry leader Spin Master to distribute the upcoming range of Teletubbies toys in the US, Canada, France, Germany, Belgium, Netherlands and Luxembourg. The deal will see Spin Master distributing plush, plastics and bath toys from Teletubbies master toy licensee Character Options. The Teletubbies toy range is set to debut in 2016, following the launch of the show on UK commissioning channel CBeebies in fall 2015. The deal was negotiated on behalf of DHX Brands, the Company's consumer-products and brand-management arm, by Copyright Promotions Licensing Group Ltd. (CPLG), the Company's full-service international licensing agency.

Peter Byrne, DHX Brands EVP, said: "Significant momentum is building for the global launch of Teletubbies and the addition of Spin Master adds a real catalyst to our partnerships on the brand. With their excellent retail relationships and expertise in understanding the marketing needs of high-profile toy brands, Spin Master is the ideal distributor in these core markets."

In addition, DHX Television is licensing the new 60-episode Teletubbies for exclusive linear English broadcast in Canada on its rebranded preschool channel, Family Jr., beginning in winter 2016.

Joe Tedesco, Senior VP and General Manger, DHX Television, stated: "The international strength of the Teletubbies brand is unparalleled in its field, and we're looking forward to introducing our audience to the contemporary edition of this iconic series via Family Jr., which will enter the market this fall. The revamped CGI aesthetic, comedic elements and high-tech motifs will certainly appeal to this generation's tech-savvy preschoolers, as well as their parents."

The new Teletubbies has been commissioned by the UK's CBeebies, the children's arm of the BBC, and is being produced for DHX Media by award-winning UK production company, Darrall Macqueen Ltd. It will feature the same well-loved characters but will bring a refreshed, contemporary look to one of the world's most well-known pre-school properties, ensuring that it is relevant for a new generation.

Teletubbies was launched in March 1997 and became one of the most successful global children's brands of all time. The original episodes have aired in more than 120 territories in 45 languages, and it was the very first western pre-school property to air on China's CCTV. Its enduring resonance with children is further underscored by the brand's postings on YouTube, which averages more than 65 million views per month.

About DHX Media

DHX Media Ltd. ( www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the ability of the Company and its licensees to successfully market and sell branded products and the ability of the Company to secure broadcasting agreements for the series. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 09:00e 04-JUN-15